UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 29)

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125106
(CUSIP Number)

Denise Abel Bertelsmann SE & Co. KGaA Carl-Bertelsmann-Strasse 270 33311 Gütersloh, Germany with copies to: Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2024 (July 22, 2024)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106

1	NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 57,005,276
	9	SOLE DISPOSITIVE POWER 57,005,276
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,005,276 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON Erste WV Gütersloh GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 57,005,276
	9	SOLE DISPOSITIVE POWER 57,005,276
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,005,276 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (“Erste” and collectively with Bertelsmann, the “Reporting Person”) consists of 34,074,134 Class B common shares and 22,931,142 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 46,167,590 Class A common shares outstanding as of March 31, 2024 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2024 (as reduced by the number of treasury shares reported on its website on May 7, 2024), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of September 30, 2023, the number of Class A common shares outstanding was 44,009,699 and the percentage beneficially owned was 58.06%.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Explanatory Note

This Amendment No. 29 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the “Original Schedule 13D”, as further amended on March 4, 2022, “Amendment No. 1”, as further amended on April 18, 2022, “Amendment No. 2”, as further amended on April 25, 2022, “Amendment No. 3,” as further amended on May 4, 2022, “Amendment No. 4,” as further amended on May 23, 2022, “Amendment No. 5,” as further amended on May 27, 2022, “Amendment No. 6,” as further amended on August 1, 2022, “Amendment No. 7,” as further amended on August 31, 2022, “Amendment No. 8,” as further amended on September 23, 2022, “Amendment No. 9,” as further amended on October 24, 2022, “Amendment No. 10,” as further amended on November 9, 2022, “Amendment No. 11,” as further amended on November 29, 2022, “Amendment No. 12,” as further amended on December 16, 2022, “Amendment No. 13,” as further amended on December 21, 2022, “Amendment No. 14,” as further amended on January 12, 2023, “Amendment No. 15,” as further amended on February 23, 2023, “Amendment No. 16,” as further amended on March 29, 2023, “Amendment No. 17,” as further amended on May 1, 2023, “Amendment No. 18,” as further amended on June 20, 2023, “Amendment No. 19,” as further amended on July 25, 2023, “Amendment No. 20,” as further amended on September 7, 2023, “Amendment No. 21,” as further amended on October 31, 2023, “Amendment No. 22,” as further amended on December 12, 2023, “Amendment No. 23,” as further amended on February 12, 2024, “Amendment No. 24,” as further amended on March 19, 2024, “Amendment No. 25,” as further amended on May 7, 2024, “Amendment No. 26,” as further amended on May 22, 2024, “Amendment No. 27,” as further amended on June 27, 2024, “Amendment No. 28,” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 27 or Amendment No. 28. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the “Issuer”), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 29 amends and supplements Item 3 of the Original Schedule 13D (as amended by Amendment No. 3, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 25, Amendment No. 26 and Amendment No. 28) as follows:

The Reporting Person purchased an additional 900,111 Class A common shares pursuant to the Trading Plan for a purchase price of $11,937,027.65, or an average of $13.26 per Class A common share. Such price was funded by the Reporting Person through internally generated funds.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 29 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26 and Amendment No. 28) as follows:

(a) The information relating to the beneficial ownership of Class A common shares by the Reporting Person as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Person is the beneficial owner of 22,931,142 Class A common shares, which represents 49.67% of the Class A common shares outstanding based on 46,167,590 Class A common shares outstanding as of March 31, 2024 as reported by the Issuer in its Current Report on Form 6-K, filed with the Commission on May 9, 2024 (as reduced by the number of treasury shares reported on its website on May 7, 2024). Except as set forth in this Item 5(a), the Reporting Person does not own beneficially any Class A common shares. The Reporting Person will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.

(b) The Reporting Person has shared power to vote and dispose of 22,931,142 Class A common shares.

(c) The Reporting Person has purchased the following Class A common shares in open market transactions pursuant to the Trading Plan since the filing of the Schedule 13D/A on May 7, 2024:

Transaction Date	Class A Common Shares Purchased	Average Price Per Share
May 2, 2024	13,592	17.40
May 3, 2024	12,200	17.92
May 6, 2024	9,579	17.97
May 7, 2024	9,289	18.06
May 8, 2024	25,200	18.27
May 9, 2024	16,944	18.19
May 10, 2024	25,200	18.37
May 13, 2024	23,700	18.40
May 14, 2024	23,700	18.94
May 15, 2024	23,700	19.07
May 16, 2024	23,700	19.23
May 17, 2024	18,900	19.47
May 20, 2024	26,300	19.84
May 21, 2024	18,200	19.59
June 24, 2024	33,484	16.87
June 25, 2024	33,484	16.75
June 26, 2024	27,062	16.86
June 27, 2024	21,699	17.14
June 28, 2024	30,455	17.52
July 1, 2024	32,306	17.21
July 2, 2024	34,509	16.92
July 3, 2024	34,600	17.14
July 5, 2024	36,985	16.91
July 8, 2024	39,542	17.52
July 9, 2024	35,589	17.74
July 10, 2024	39,592	17.72
July 11, 2024	38,067	17.80
July 12, 2024	35,679	17.90
July 15, 2024	37,415	17.86
July 16, 2024	37,415	18.75
July 17, 2024	35,944	18.65
July 18, 2024	16,173	18.15
July 19, 2024	29,907	17.91

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2024

BERTELSMANN SE & CO. KGAA

By:	ppa /s/ Martin Dannhoff
	Name:	Martin Dannhoff
	Title:	SVP Corporate Legal

By:	ppa /s/ Denise Abel
	Name:	Denise Abel
	Title:	SVP Corporate Legal

ERSTE WV GÜTERSLOH GMBH

By:	/s/ Martin Dannhoff
	Name:	Martin Dannhoff
	Title:	Director

By:	/s/ Denise Abel
	Name:	Denise Abel
	Title:	Director